SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                           AMENDED SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                           (Amendment No.  4  )*


                      OLD KENT FINANCIAL CORPORATION
                             (Name of Issuer)

                OLD KENT FINANCIAL CORPORATION COMMON STOCK
                      (Title of Class of Securities)

                                 679833103
                              (CUSIP Number)


     Check the following box if a fee is being paid with this statement
        . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 679833103                 13G

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above Person

     OLD KENT FINANCIAL CORPORATION

     38-1986608

2.  Check the Appropriate Box if a Member of a Group*  (a)  X

                                                       (b)

3.  SEC USE ONLY

4.  Citizenship or place of Organization - MICHIGAN

NUMBER OF SHARES BENEFICIAIALLY OWNED
BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER - 2,003,352

6.  SHARED VOTING POWER - 1,521,190

7.  SOLE DISPOSITIVE POWER - 969,971

8.  SHARED DISPOSITIVE POWER - 2,454,363

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON - 3,594,354

10. CHECK IF THE AGGREGATE AMOUNT
    IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 - 7.9%

12. TYPE OF REPORTING PERSON* -  HC

CUSIP No. 679833103                 13G

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above Person

    OLD KENT BANK

    38-0892650

2.  Check the Appropriate Box if a Member of a Group*  (a)  X

                                                       (b)

3.  SEC USE ONLY

4.  Citizenship or place of Organization - MICHIGAN

NUMBER OF SHARES BENEFICIAIALLY OWNED
BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER - 1,912,925

6.  SHARED VOTING POWER - 1,521,190

7.  SOLE DISPOSITIVE POWER - 942,479

8.  SHARED DISPOSITIVE POWER - 2,441,338

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON - 3,495,696

10. CHECK IF THE AGGREGATE AMOUNT
    IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 - 7.7%

12. TYPE OF REPORTING PERSON* -  BK

CUSIP No. 679833103                 13G

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above Person

    OLD KENT BANK

    36-1750540

2.  Check the Appropriate Box if a Member of a Group*  (a)  X

                                                       (b)

3.  SEC USE ONLY

4.  Citizenship or place of Organization - ILLINOIS

NUMBER OF SHARES BENEFICIAIALLY OWNED
BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER -  90,427

6.  SHARED VOTING POWER -   0

7.  SOLE DISPOSITIVE POWER - 27,492

8.  SHARED DISPOSITIVE POWER -  13,025

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON -  98,658

10. CHECK IF THE AGGREGATE AMOUNT
    IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 - 0.2%

12. TYPE OF REPORTING PERSON* -  BK



ITEM 1 (a)     Name of Issuer:

               Old Kent Financial Corporation

ITEM 1 (b)     Address of Issuer's Principal Executive Offices:

               One Vandenberg Center
               Grand Rapids, Michigan 49503

ITEM 2 (a)     Name of Persons Filing:

               Old Kent Financial Corporation
               Old Kent Bank (formerly Old Kent Bank and Trust Company) Old Kent Bank

ITEM 2 (b)     Address of Principal Business Office:

               Old Kent Financial Corporation
               One Vandenberg Center
               Grand Rapids, Michigan 49503

               Old Kent Bank
               One Vandenberg Center
               Grand Rapids, Michigan 49503

               Old Kent Bank
               105 South York Street
               Elmhurst, Illinois 60126

ITEM 2 (c)     Citizenship:

               Old Kent Financial Corporation is a Michigan business corporation.

               Old Kent Bank is a Michigan state banking corporation.

               Old Kent Bank is an Illinois state banking corporation.

ITEM 2 (d)     Title of Class of Securities:

               Common Stock, $1 par value

ITEM 2 (e)     CUSIP Number:   679833103





ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-1(b), check whether the person filing is a:

          (a)  /   / Broker or dealer registered under Section 15 of the Act,

          (b)  /   / Bank as defined in Section 3(a)(6) of the Act,

          (c)  /   / Insurance Company as defined in Section 3(a)(19) of the
                     Act

          (d)  /   / Investment Company registered under Section 8 of the

                     Investment Company Act,

          (e)  /   / Investment Adviser registered under Section 203 of the

                     Investment Advisors Act of 1940,

          (f)  /   / Employee Benefit Plan, Pension Fund which is subject to
                     the provisions of the Employment Retirement Income Security Act of 1974 or Endowment Fund; see
                     13d-1(b)(ii)(F),

          (g)  /   / Parent Holding Company, in accordance with Rule 13d-1
                     (b)(ii)(G); see Item 7,

          (h)  / X /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4    Ownership:

          Old Kent Financial Corporation:

          (a)    Amount beneficially owned:   3,594,354

          (b)    Percent of class:  7.9%

          (c)    Number of shares to which such person has:

               (i)    sole power to vote or to direct the vote: 2,003,352

               (ii)   shared power to vote or to direct the vote: 1,521,190


               (iii)  sole power to dispose or to direct the
                      disposition of:  969,971

               (iv)   shared power to dispose or to direct the
                      disposition of:  2,454,363



          Shares beneficially owned by Old Kent Financial Corporation include only shares beneficially owned by its subsidiaries, Old Kent Bank (formerly known as Old Kent Bank and Trust Company) and Old Kent Bank.

          Old Kent Bank: (Michigan)

          (a)  Amount beneficially owned:  3,495,696

          (b)  Percent of class:  7.7%

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:  1,912,925

               (ii)   shared power to vote or to direct the vote: 1,521,190

               (iii)  sole power to dispose of or to direct the
                      disposition of:  942,479

               (iv)   shared power to dispose or to direct the
                      disposition of:   2,441,338

          Old Kent Bank: (Illinois)

          (a)  Amount beneficially owned:  90,427

          (b)  Percent of class:  .2%

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:  90,427

               (ii)   shared power to vote or to direct the vote:    0

               (iii)  sole power to dispose of or to direct the
                      disposition of:  27,492

               (iv)   shared power to dispose or to direct the
                      disposition of:   13,025

          The filing of this schedule shall not be construed as an admission or evidence that the person filing is, for any purposes, including the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this schedule.





ITEM 5    Ownership of Five Percent or Less of a Class:

          Not applicable.


ITEM 6    Ownership of More than Five Percent on Behalf of Another Person:

          The securities covered by this schedule are held in trust and other fiduciary capacities by Old Kent Bank (the Illinois bank subsidiary of Old Kent Financial Corporation) or Old Kent Bank (the Michigan bank subsidiary of Old Kent Financial Corporation). The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities is held by various trusts, grantors, beneficiaries and customers, none of whom has such right or power with respect to more than five percent of the class of such securities.


ITEM 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

          See attached Exhibit 1.


ITEM 8    Identification and Classification of Members of the Group:

          See attached Exhibit 1.


ITEM 9    Notice of Dissolution of Group:

          Not applicable


ITEM 10   Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.







          Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1996                  OLD KENT BANK


                              By:  /s/ E. Philip Farley
                                   E. Philip Farley
                                   Executive Vice President


                              OLD KENT FINANCIAL CORPORATION


                              By:  /s/ E. Philip Farley
                                   E. Philip Farley
                                   Executive Vice President
                                   Old Kent Bank
                                   (Pursuant to power of attorney
                                   filed with Amended Schedule 13G
                                   dated February 13, 1991)

                                 Exhibit 1




Identification of Subsidiary                 Item 3 Classification


Old Kent Financial Corporation               Parent Holding Company,
                                             in accordance with Rule
                                             13d-1(b)(ii)(G)

Old Kent Bank (Michigan subsidiary)          Bank, as defined in Section
                                             3(a)(6) of the Act

Old Kent Bank (Illinois subsidiary)          Bank, as defined in Section
                                             3(a)(6) of the Act